November 9, 2023

Via Edgar Transmission

Mr. Gregory Herbers/ Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Linkers Industries Ltd Amendment No. 1 to Registration Statement on Form F-1 Submitted October 26, 2023 CIK 1972074

Dear Mr. Herbers/ Mr. Kruczek:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 7, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Form 1 submitted October 26, 2023

General

1.	We note your response to prior comment 2. Please tell us how, going forward, the company would determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. See Securities Act Rule 405 and Exchange Act Rule 3b-4; Securities Act Rules Compliance and Disclosure Interpretation 203.17.

Response: We respectfully advise the Staff that going forward, the Company intends to satisfy the foreign private issuer definition by determining whether more than 50 percent of the voting power of the classes of outstanding shares of the Company on a combined basis is directly or indirectly owned of record by US residents, through confirmation of shareholder’s US residency status and mailing address.

Use of Proceeds, page 39

2.	We note your response to prior comment 4. Please additionally revise your disclosure, here and throughout the registration statement, to include where you are in the acquisition process, such as whether any understandings or agreements exist between you and any target company or joint venture partner.

Response: We respectfully advise the Staff that we have revised the disclosures on page 39 and page 62.

Diversified Customer Base, page 60

3.	We note your response to prior comment 6. Please specifically identify the "key customers who are renowned global brand name manufacturers and OEMs" described in this section.

Response: We respectfully advise the Staff that we have revised the disclosures on page 60.

Board of Directors, page 84

4.	We note your response to prior comment 8. Please amend your disclosure prior to effectiveness, with the identities of all independent directors.

Response: The Company notes the above and will amend the disclosure prior to effectiveness with the identities of all independent directors.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com